December 30, 2020

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Laura Crotty

Re:	Marrone Bio Innovations, Inc.
Registration Statement on Form S-3
Filed on December 11, 2020
File No. 333-251284

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Marrone Bio Innovations, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-251284) to 9:00 a.m., Eastern Time, on January 4, 2021, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by contacting Alfredo B. D. Silva, the Company’s counsel at Morrison & Foerster LLP, at (415) 268-6213 or asilva@mofo.com.

Very truly yours,

Marrone Bio Innovations, Inc.

By:	/s/ Kevin Helash
Name:	Kevin Helash
Title:	Chief Executive Officer